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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         ADVANCED MATERIALS GROUP, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                          COMMISSION FILE NO. 0-16401
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

            TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DRIVE,
                   IRVINE, CALIFORNIA 92612 (949) 474-7368
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 4, 1998
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. COM. FILE NO. 0-16401                Page     2    of     7     Pages
         ----------------------                      --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          LENAWEE TRUST, a trust-Tax I.D. No. 33-613657
          TIMOTHY R. BUSCH, an individual - SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [XX]
                                                                       (b) [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF and WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Lenawee Trust is a trust organized under and pursuant to the laws of the United States. Timothy R. Busch is the ultimate beneficiary of the Lenawee Trust, resides in the State of California and is a citizen of the U.S.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

  NUMBER OF                    LENAWEE TRUST - 546,807 (with warrant rights to
   SHARES                       acquire an additional 419,988 Shares)
 BENEFICIALLY                  TIMOTHY R. BUSCH - 0 (holds stock options to
  OWNED BY                      acquire a total of 30,000 Shares)
    EACH               --------------------------------------------------------
  REPORTING            (8)     SHARED VOTING POWER
 PERSON WITH
                               None
                       --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               LENAWEE TRUST - 546,807 (with warrant rights to
                                acquire an additional 419,988 Shares)
                               TIMOTHY R. BUSCH - 0 (holds stock options to
                                acquire a total of 30,000 Shares)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               None
          ----------------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          LENAWEE TRUST - 546,807 (with warrant rights to acquire an additional
           419,988 Shares)
          TIMOTHY R. BUSCH - 0 (holds stock options to acquire a total of
           30,000 Shares)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          LENAWEE TRUST - 6.24%
          TIMOTHY R. BUSCH - 0%  TOTAL AGGREGATE SHARES - 8,749,055
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          LENAWEE TRUST - CO
          TIMOTHY R. BUSCH - IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 to Schedule 13D ("Amendment") relates to shares of Common Stock ("Shares") of Advanced Materials Group, Inc., a Nevada corporation ("AMG") whose executive offices are located at 20211 South Susana Road, Rancho Dominguez, California 90221. Shares of AMG are traded on the NASDAQ over the counter National Market System and quoted under the NASDAQ small cap market under the trading symbol of ADMG.

ITEM 2.   IDENTITY AND BACKGROUND

          This Amendment is an amendment to the original Schedule 13D dated October 21, 1997 ("Schedule 13D") and Amendment No. 1 thereto dated December 5, 1997 ("Amendment No. 1") and is filed by the Lenawee Trust, a trust ("Lenawee"), and Timothy R. Busch, an individual ("Mr. Busch"). The filing of this Amendment is precipitated by the acquisition of additional Shares by Lenawee, and is filed, therefore, to disclose such additional holdings and acquisitions by Lenawee. As has been acknowledged in the Schedule 13D and Amendment No. 1, Mr. Busch is the ultimate beneficiary of Lenawee and is an affiliate of Lenawee, therefore, Lenawee and Mr. Busch are acknowledged to be a "group" concerning the acquisition and holdings of Shares. Although such group arrangement is acknowledged to exist between Mr. Busch and Lenawee, no formal arrangement, agreement or understanding has been entered into between Mr. Busch and Lenawee (nor any of the other individuals or entities identified in the Schedule 13D or Amendment No. 1) concerning the Shares.

          As has been disclosed in the Schedule 13D and Amendment No. 1, those Shares (and warrants) were acquired by Lenawee. Lenawee then held, and continues to hold (plus those Shares acquired in the transactions referenced herein), prior to the acquisitions referenced in this Amendment 453,807 Shares, and continues to hold warrants granting to Lenawee the future right to purchase 419,988 additional Shares. Lenawee has not exercised to date, nor has any current plans to exercise, any of the warrants, although such exercise cannot be ruled out at any time in the future.

          Within the last sixty (60) days, or disclosed herein, Lenawee has acquired additional Shares and currently is the owner of 546,807 Shares, with Lenawee's most recent acquisition occurring on or about August 4, 1998. In addition, as disclosed in Amendment No. 1, Mr. Busch, although he holds no Shares of record, is a party to the Stock Option Plan of AMG (the "Stock Option Plan"), and pursuant to said Stock Option Plan, did acquire in 1997 an option to purchase 20,000 Shares (with option rights exercisable prior to September 14, 2002), and pursuant to such Stock Option Plan, acquired an option to purchase an additional 10,000 Shares (with option rights exercisable prior to 2003). As of the date of this Amendment, Mr. Busch has not exercised any options and has no immediate plans to exercise options, although the exercise of his options at any time in the future, may not be ruled out.

          All Shares acquired by Lenawee have been acquired in open market brokered transactions for cash, and none of the funds utilized by Lenawee for acquisition of Shares represent borrowed funds. All funds represent working capital or trust contributions made to Lenawee. As was represented in the
Schedule 13D and Amendment No. 1, no formal arrangement, agreement or understanding exists or has been entered into by and between either of the reporting persons herein (Mr. Busch or Lenawee), or any of the other individuals or entities identified in the Schedule 13D or Amendment No. 1 concerning the Shares. This Amendment is being filed by the following individual and entity:

          (a) Timothy R. Busch, an individual ("Mr. Busch"). Mr. Busch's business address is 2532 Dupont Drive, Irvine, California 92612. Mr. Busch is an attorney at law and certified public accountant within the State of California and other jurisdictions and is a principal of The Busch Firm, which firm maintains its offices at 2532 Dupont Drive, Irvine, California 92612. As disclosed in Amendment No. 1, Mr. Busch is a member of the Board of Directors of AMG and currently is Chairman of the Board of Directors of AMG. Mr. Busch does not own, of record, any AMG Shares at this time (other than the rights to acquire Shares pursuant to the options held by Mr. Busch as disclosed hereinabove) and is not involved in any transaction to acquire Shares, nor does there exist any agreement or understanding which shall result in Mr. Busch acquiring Shares. Although Mr. Busch does not own, and it is not anticipated that he shall own, of record, any AMG Shares (other than the right to the options disclosed herein), he is deemed to be one of the ultimate beneficiaries and controlling persons of Lenawee.

              (b) Lenawee is a trust as to which the Trustees are Gregory A. Busch and David L. Keligian, both of whom maintain offices at 2532 Dupont Drive, Irvine, California 92612. The ultimate beneficiary of the Trust is acknowledged to be Timothy R. Busch, a filing person herein and/or members of the family of Mr. Busch. It is acknowledged that Lenawee is an entity or organization ultimately controlled by Mr. Busch and his family members and that entity is, therefore, deemed and acknowledged to be an entity which is a member of a "group" with Mr. Busch (but no other entity, organization or person is a member of that group). No other member of Mr. Busch's family owns any Shares.

              Over the past five (5) years, none of the filing persons, or any of the entities identified hereinabove, nor any Trustee of the Trust identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

              Despite the acknowledgment of the existence of a "group" between Mr. Busch and Lenawee, there exists no agreements or understandings, either in writing or orally, between Mr. Busch and Lenawee concerning their Shares, nor the holding voting or acquisition or disposition of any Shares of AMG.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The transaction giving rise to this Amendment involves the acquisition of Shares by Lenawee which have resulted in an acquisition within the past forty-five (45) days of 93,000 Shares. All Shares were acquired for cash in brokered, open market trade transactions, the Shares were acquired on those dates and for that consideration as specified in Item 5 hereinbelow. No form of agreement, written or oral, has been executed or entered into by and between Lenawee or Mr. Busch concerning the acquisition or holding of the Shares.

ITEM 4.       PURPOSE OF TRANSACTION

              Each of the filing persons has purchased the Shares in AMG for investment purposes only, and no other agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group not taking any form of group action. By reason of Mr. Busch being a member of the Board of Directors and acting as Chairman of the Board of Directors of AMG, Mr. Busch does have involvement in the business operations of AMG, however, Mr. Busch has made no proposal, nor has entered into any form of understanding or any other form of arrangement with AMG, or any of its management personnel concerning the acquisition of Shares as disclosed herein or the holding of Shares.

     None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of AMG common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Timothy R. Busch, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

     None of the filing persons has any present plans or proposals which may relate to or result in:

     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as specified above).

     E. Any material change in the present capitalization or dividend policy of the issuer.

     F.   Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J.   Any action similar to any of those enumerated above.

     Although the Registration Agreement, as referenced in Item 2(C) of Amendment No. 1, has become effective, none of those Shares registered thereunder have been sold or transferred by either Lenawee or Mr. Busch.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this filing, the following entity and individual hold Shares and securities of AMG:

     (a) Timothy R. Busch, an individual, owns, of record, none of the Shares or securities of AMG. Mr. Busch, however, does as noted hold rights to exercise options to acquire 30,000 Shares, which options were acquired by Mr. Busch as a part of the Stock Option Plan.

     (b) The Lenawee Trust, a trust, currently owns 546,807 Shares (plus rights to warrants representing a right to acquire additional Shares as disclosed in the Schedule 13D and Amendment No. 1). Based upon its ownership of 546,807 Shares, Lenawee's holdings represent approximately 6.24% of all outstanding shares, which percentage of Lenawee's Shares is based upon a total of 8,749,055 Shares of Common Stock as reflected on AMG's most recent filings with the Securities and Exchange Commission. Although no warrants have been exercised, if the warrants held by Lenawee would be added to Shares held by Lenawee, all interests held by Lenawee, including Shares held and warrants to purchase Shares, would grant a right to acquire 966,795 Shares, which total Shares would represent 11.05% of Shares of common stock. The acquisition of Shares by Lenawee within the last sixty (60) days is as set forth hereinbelow:

                                   (All Buys)

                           Shares         Average           Total
           Date           Purchased         Cost            Cost
           ----           ---------       -------           ----
          7/09/98           5,000          2.5609          12,804.50
          7/09/98           4,300          2.5000          10,750.00
          7/10/98           8,700          2.5000          21,750.00
          7/13/98           7,000          2.4255          16,978.55
          7/14/98           5,000          2.5609          12,804.50
          7/16/98           3,000          2.4429           7,328.55
          7/29/98          50,000          1.9876          99,378.55
          8/04/98          10,000          1.4879          14,878.55

          Total Acquisitions: 93,000 shares

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contract, arrangement, understanding or relationship exists with respect to the securities of AMG as acquired and disclosed hereinabove, and no other contract, arrangement, understanding or relationship exists with respect to the securities of AMG between any of the persons or entities disclosed herein, excepting that arrangement as disclosed in the Schedule 13D and Amendment No. 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     8/24    , 1998               LENAWEE TRUST, under Declaration of
       ------------                     Trust dated 12/30/92

                                        By: /s/ GREGORY A. BUSCH
                                            ------------------------------------
                                            Gregory A. Busch
                                            Trustee


                                        By: /s/ DAVID L. KELIGIAN
                                            ------------------------------------
                                            David A. Keligian
                                            Trustee


                                        TIMOTHY R. BUSCH


                                        /s/ TIMOTHY R. BUSCH
                                        ----------------------------------------
                                        Timothy R. Busch
                                        An individual